UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35151 / March 5, 2024

In the Matter of

BIP Ventures Evergreen BDC
BIP Capital, LLC
BIP Capital Management Services, LLC
BIP Capital Mini Fund, LP
BIP Capital Mini Fund II, LP
BIP Capital Mini Fund II-QP, LP
BIP Capital Mini Fund III, LP
BIP Capital Mini Fund III-QP, LP
BIP Capital Mini Fund IIIb, LP
BIP Capital Mini Fund IIIb-QP, LP
BIP Capital Venture Fund IV, LP
BIP Capital Venture Fund IV-QP, LP
Panoramic Annex Fund 4, LP
Panoramic Annex Fund 4-QP, LP
Panoramic Venture Fund 5, LP
Panoramic Venture Fund 5-QP, LP
BIP Capital 2080 Media Equity VII, LLC
BIP Capital 2080 Media Equity X, LLC
BIP Capital AchieveIt Series E-1, LLC
BIP Capital ConnexPay Convertible Note I, LLC
BIP Capital ConnexPay Equity I, LLC
BIP Capital Huddle Convertible Note, LLC
BIP Capital Huddle Equity II, LLC
BIP Capital PAN Convertible Note, LLC
BIP Capital PAN Equity I, LLC
BIP Capital PAN Equity II, LLC
BIP Capital Wellview Senior Debt II, LLC
Panoramic Trella Acquisition I, LP
Panoramic Trella Acquisition I-QP, LP
Panoramic UserIQ Equity II, LLC
Panoramic Wellview Sentry Merger I, LLC
Panoramic Annex Fund 4b, LP
Panoramic Annex Fund 4b-QP, LP
Panoramic Mediafly Equity I, LLC
Panoramic ShiftMed Equity I, LLC
Panoramic ShiftMed Equity I-QP, LLC
Panoramic Connexpay Equity II-AI, LLC

Panoramic Connexpay Equity II-QP, LLC
BIP Capital 2080 Media Investments IV, LLC
BIP Capital 2080 Media Investment V, LLC
BIP Capital 2080 Media Investment VI, LLC
BIP AchieveIt Investments, LLC
BIP VoApps Series A, LLC
BIP Early Stage Fund I, LP
BIP Early Stage Fund I-QP, LP
BIP Capital AchieveIt Series D, LLC
BIP Capital AchieveIt Series E, LLC
BIP Capital Growth Fund III, LP
BIP Capital Growth Fund III-QP, LP
BIP Capital Wellview Series A-3, LLC
BIP Capital Huddle I, LLC
BIP Capital Huddle I-QP, LLC
BIP Capital EmpowHR Convertible Note I, LLC
BIP Capital EmpowHR Convertible Note II, LLC
Panoramic EmpowHR Equity I, LLC
Panoramic ShiftMed Equity II-AI, LLC
Panoramic ShiftMed Equity II-QP, LLC
Panoramic 2080 Media Equity XI-AI, LLC
Panoramic 2080 Media Equity XI-QP, LLC
Panoramic Joymo Equity I, LLC

3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305

(812-15502)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

BIP Ventures Evergreen BDC, *et al*. filed an application on, August 28, 2023 and amendments to the application on October 17, 2023, December 1, 2023, December 26, 2023, and February 6, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On February 8, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35127). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by BIP Ventures Evergreen BDC, *et al*. (File No. 812-15502) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.